

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Via U.S. Mail

Ruth Cruz Santos
Chief Executive Officer
Laredo Resources Corp.
Hero de Nacarozi #10, PO Box 177
C.P. 63732 Colonia Centro
Bucerias, Nayarit
Mexico

> **Re: Laredo Resources Corp.**
> **Amendment No 1 to Form S-1**
> **Filed February 3, 2010**
> **File No. 333-171457**

Dear Ms. Cruz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated January 25, 2011; however, we continue to believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that you are a development stage company with nominal assets and are, as a result, considered a shell company. In addition, the sole founder, officer and director has no experience in the proposed business of mineral exploration, is not located in the same country where the mineral claims are located, has not visited the property, and is only devoting a minimal amount of time to the company. We also note that the selling shareholders received their shares for nominal consideration shortly before the registration statement was filed and that the amount of proceeds received by the company does not even cover the costs of the public offering.

Furthermore, we note that the purpose of the underlying Regulation S offering was to facilitate a public market in the company's securities. Therefore, please identify all the selling shareholders as underwriters and fix the sales price to the public for the duration of the offering.

Directors, Executive Officers, Promoters and Control Persons, page 33

2.   We note the disclosure you provided on page 33 in response to comment 25 from our letter dated January 25, 2011. Please revise this disclosure to address Ms. Santos' involvement in certain legal proceedings during the past <u>ten</u> years, as required by Item 401(f) of Regulation S-K.

Notes to Interim Consolidated Financial Statements, page F-5

Note 5. Mineral Property, page F-10

3.   We note your disclosure that on November 30, 2010, you entered into a property option agreement with Arbutus Minerals whereby you acquired an option to earn up to a 1000% interest in 20 mineral claims. Please explain to us how you were able to obtain an interest in excess of 100% of the mineral claims or revise as appropriate.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Mark Shannon, Accounting Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>Via facsimile to 702-868-3312</u>
       The Law Offices of Ryan Alexander